Exhibit 99.1

SIGNA Sports United Q1 FY23 Trading Update

Q1 FY23 net revenue of €246 million, YoY growth of +27%1

Overstocked market impacting Q1 FY23 gross margin, as expected

Continued focus on strategic realignment assessment and cost reduction measures

  Active customers of 6.3 million, representing an increase of +26% YoY
  Net revenue up +27% to €246 million in Q1 FY23
  Gross profit at €73 million in Q1 FY23

BERLIN--(BUSINESS WIRE)--March 16, 2023--SIGNA Sports United N.V. (“SSU” or the “Company”), a NYSE-listed specialist sports e-commerce company with businesses in bike, tennis, outdoor, and team sports, today issued a trading update for the first quarter of fiscal year 2023 ended December 31, 2022. Q1 FY23 includes full contribution of businesses acquired in FY22, WiggleCRC and Tennis Express (acquisitions closed on December 14 and December 31, 2021, respectively).

The operating environment in the first quarter of fiscal 2023 was a continuation of the prior quarter, with depressed consumer sentiment and a promotional overstocked market, in particular in the bike category. In these market conditions, the acquisitions which closed in Q1 FY22 enabled SSU to deliver double-digit net revenue and customer base YoY growth, on a reported basis. Against this backdrop, the Company focused on clearing excess inventory, which significantly affected gross margin.

Stephan Zoll, CEO of SSU, said, "The unexpected consumer sentiment deterioration and inflationary pressures due to the conflict in Ukraine, continued to significantly impact our operations and margins in the first quarter of fiscal 2023, particularly in the bike business and in international geographies. As announced with our annual results, we are refocusing our commercial approach on our core markets and continue to assess strategic realignment opportunities. We remain confident those initiatives will make us a more agile and resilient market leader and enable consolidation opportunities arising from the current market environment.”

Q1 FY23 Consolidated Financial Summary and Key Operating Metrics (Continuing Operations)

	Q1 FY22	Q1 FY23	YoY Growth

Key Financials (in EUR millions)

Net Revenue	€ 194	€ 246	27.0%
Gross Profit	€ 71	€ 73	2.7%
% Margin	36.6%	29.6%	(698)bps

Operating Performance (in millions)
LTM Active Customers	5.0	6.3	26%
Total Visits	55.2	62.6	13%
Net Orders	1.5	2.0	30%
Net AOV	€ 96.1	€ 103.7	8%

Note: Financials inclusive of Tennis Express from Jan 1, 2022 and inclusive of WCRC from Dec 15, 2021. Q1 FY22 KPIs for Legacy SSU only (excluding acquisitions). “NM” defined as not meaningful.

Alex Johnstone, the Company’s CFO, said, “The challenging market conditions from the second half of FY22 have continued to deteriorate in the seasonally slower winter months, as expected. We anticipate the competitive environment to persist until the high inventory levels, in particular in the bike market, have cleared, and inflationary pressures ease. We are making good progress against our cost and inventory targets, and remain confident that after this transitory period, the Company will return to profitable growth against a more rational market backdrop”.

Q1 FY23 Business Highlights / Commentary

  Key Performance Indicators (KPIs)
  +26% YoY growth and +165% growth vs. pre-Covid (Q1 FY19) to 6.3 million active customers, led by recent acquisitions and focused marketing spend to drive conversion.
  Meaningful increase in visits with +13% YoY traffic growth in Q1 FY23 on a reported basis, thanks to acquisitions closed in FY22. Decline (-23%) in pro forma2 organic traffic due to worsening consumer sentiment, remaining supply constraints and lapping Covid-19 driven spikes
  Strong +30% reported YoY increase to 2.0 million net orders in Q1 FY23, thanks to acquisitions closed in FY22. Net order YoY decline on a pro forma basis (-14%) driven by the traffic decrease, in the challenging operating environment
  Net AOV increased by +8% YoY to €103.7 in Q1 FY23 on a reported basis and by +3% on a pro forma basis, due to better bike availability on the back of easing supply chain constraints on lower and mid-end ranges
  Pro forma growth vs. pre-Covid (Q1 FY19) of active customers (+26%), conversion (+111 bps), net orders (+7%) and AOV (+7%)
  Financial Update
  +27% net revenue YoY growth and +173% vs. Q1 FY19, to €246 million in Q1 FY23 on a reported basis. The industry’s overstock due to the deteriorated macroeconomic backdrop combined with easing supply chain constraints on low- and mid-end ranges, led to heightened promotional activity, weighing on the pro forma performance. Net revenue stood at -11% YoY in Q1 FY23, on a pro forma basis. The positive impact of multiple long-term megatrends supported net revenue pro forma growth vs. pre-Covid, at +22% vs. Q1 FY19
  Gross margin was down -698bps YoY to 29.6% in Q1 FY23, reflecting increased markdowns required to reach target inventory levels, especially in overstocked categories at the lower end of the bike market

Outlook

The challenging operating environment continues to weigh on SSU’s performance, and is expected to do so through FY23, as inflationary pressures are forecast to weigh on consumer sentiment and discretionary spending.

The Company is confident the previously announced changes in commercial approach and a renewed focus on its core markets will lead to a targeted return to profitability (on a run rate basis) in FY24, and reiterates the short-term impacts on its financial performance:

- Changes in the commercial model to result in lower sales, albeit at a higher contribution

- Significant gross margin YoY contraction expected through H1 FY23, gross margins to start recovering from H2 FY23

- Focus on lean operating processes to result in accelerating cost benefits from FY24; on track with various cost reduction measures

- Transaction synergies to start accruing from FY24 along with IT re-platforming, logistics consolidation, and procurement benefits

- Focused inventory reduction to release over €30-40 million of capital in FY23

- Capex expected at €35-40 million level in FY23

As previously disclosed, the Company is currently undergoing a comprehensive strategic realignment assessment, with a clear focus on generating significant long-term shareholder value, and expects to be able to disclose the outcome of this review, together, with its Q2 and H1 FY23 financial results.

As a scaled market leader with strengthened financial flexibility, SSU monitors the increased acquisition opportunities to consolidate customer access and verticalize the business, by continuing to build out its portfolio of brands. The Company is committed to sustainable long-term growth and remains confident in its long-term prospects, supported by the strong global megatrends of health and fitness, e-mobility and e-commerce, in a growing sports retail market.

Non-IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Please see for our definitions of our non-IFRS measures below.

SSU believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Totals have been calculated on the basis of non-rounded euro amounts and may differ from a calculation based on the reported million euro amounts.

Forward-Looking Statements

These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of SSU following the business combination, future opportunities for SSU, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. Forward-looking statements are generally accompanied by words such as believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the war in Ukraine, significant inflation, higher financing costs, an increase in energy costs, a negative consumer sentiment and COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. The forward-looking statements in this press release may include, without limitations, statements about:

  our future financial condition and operating results;
  our ability to remain in compliance with financial covenants under our financing arrangements;
  our ability to extend, renew or refinance our existing debt;
  our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern;
  our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;
  our ability to effectively manage our inventory and inventory reserves;
  impairments of our goodwill or other intangible assets;
  changes in consumer spending patterns and overall levels of consumer spending;
  our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions, and other risks associated with the systems that operate our online retail operations;
  our ability to continue to remedy weaknesses in our internal controls;
  costs as a result of operating as a public company;
  our assumptions regarding interest rates and inflation;
  changes affecting currency exchange rates;
  continuing business disruptions arising from the on-going war in Ukraine and in the aftermath of the coronavirus pandemic;
  our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities;
  estimated future capital expenditures needed to preserve our capital base;
  changes in general economic conditions in the Federal Republic of Germany (“Germany”), and the European Union and the Unites States of America, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, etc.;
  the further development of online sports markets, in particular the levels of acceptance of internet retailing;
  our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods;
  our ability to offer our customers an inspirational and attractive online purchasing experience;
  demographic changes, in particular with respect to Germany;
  changes in our competitive environment and in our competition level;
  the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures;
  our inability to attract and retain qualified personnel, consultants and collaborators;
  political changes;
  changes in laws and regulations;
  our expectations relating to dividend payments and forecasts of our ability to make such payments; and
  other factors discussed in “Item 3. Key Information — D. Risk Factors” in our 20-F filing as of February 7, 2023.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in our 20-F filing as of February 7, 2023. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this press release. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this press release.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to rely unduly on these statements.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this press release and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

Definitions

Net Online Revenue: Online revenue (excluding sales partners) equal to net orders (post cancellations and full returns) multiplied by Net AOV.

Platform Revenue: Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace).

Gross Profit: Net revenues less cost of materials adjusted to exclude extraordinary write-offs.

Active Customers: Customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.

Total Visits: Number of visits including mobile and website. Cut-off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.

Net Orders: Orders post cancellations and full returns.

Net AOV: Total online revenue (excluding sales partners) divided by net orders (post cancellations and full returns).

About SIGNA Sports United:

SIGNA Sports United (SSU) is a NYSE-listed specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor, and team sports. SSU has more than 80 online sites and partners with 500 shops serving over 6 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, TennisPro and Outfitter.

Further information: www.signa-sportsunited.com.

1 All metrics are presented for continuing operations only, as a result of the discontinued operations related to Athleisure (refer to Note 11 - Discontinued Operations of our consolidated financial statements for the fiscal year ended September 30, 2022), unless otherwise stated.

2 Pro forma metrics include the impact of Midwest Sports, WiggleCRC and Tennis Express acquisitions, assuming ownership for the entire period.

Contacts

SSU Investor Contact
Alima Levy
a.levy@signa-sportsunited.com
+49 174 730 4938

SSU Media Contact
Justine Powell
j.powell@signa-sportsunited.com
+49 1523 464 9843